EXHIBIT 99.4

Stock Option Exchange Program Global Equity January 14, 2003

•	Hello and welcome

Agenda Shareholder Proposal Process What is a Stock Option Exchange Program? Program details Exchange ratios Timeline Where to go for more information

•	Here is a list of the things we will be talking about today.

•	Note to speaker: You may choose whether or not to answer questions as you go along or have all questions held until the end of the presentation. We have tried to anticipate most of the questions and they have been included in this Manager’s Toolkit.

•	You should not give any advice to employees in regard to this program.

•	You should not speculate in any way as to any future stock price of Agilent.

Agilent Shareholder Proposal - a strict process Proposal to shareholders to amend stock option plan to allow a one-time stock option exchange program This is not an offer to employees to exchange options Strict communication requirements enforced by U.S. Securities and Exchange Commission Agilent can give no guidance on how to vote

•	Agilent has announced that it has submitted a proposal to shareholders to allow Agilent to amend the stock option plan and conduct a one-time stock option exchange program. Our stock option plan currently prohibits re-pricing or any form of stock option exchange without the express approval of shareholders.

•	It should be understood that Agilent is not making an offer to employees to exchange any of their options at this time.

•	Even if the proposal is approved by shareholders, it is up to the discretion of Agilent if and when to proceed with the stock option exchange program.

•	The SEC has set forth strict regulations on communications regarding proxy votes and tender offers. Agilent cannot provide additional written information to inquiries, even in the format of an e-mail, unless the text has already been filed with the SEC.

What is a Stock Option Exchange Program? If approved by shareholders Employees who hold options have opportunity to exchange their current stock options for a lesser number of shares to be granted in the future. New options are granted at least six months and one day after original options are cancelled. New options are granted at the fair market value of the stock price on the date of grant. A period of at least 20 business days will be given for option holders to make their election. - Participation is completely voluntary - Decision becomes irrevocable at the close of the election period. The employee must be employed continuously from the date of cancellation through the date the new options are granted.

•	In order for Agilent to implement this program and extend the offer to employees, we must receive a majority approval vote from shareholders. If you are a shareholder, you will be asked to vote on this proposal for the March 4, 2003 shareholder meeting. This shareholder vote is separate from any option election you make in the future, should this program be approved and implemented.

•	A stock option exchange program would allow employees holding stock options to give up the rights to those stock options in exchange for a lesser number of shares to be awarded at some time in the future.

•	In order for you to be eligible to exchange any of your eligible options, you must be employed at the time the options are cancelled and more importantly, you must be employed continuously by Agilent through the date the new options are granted, which will be at least six months and one day after the options are cancelled.

Program Details Economically "value-neutral" exchange Section 16 officers and Board of Directors excluded Agilent 1999 Stock Plan Eligible options have grant price greater than $25

•	The program was designed to be economically “value-neutral”, which is key to obtaining shareholder approval. A “value-neutral” exchange is one where the value of the new options being granted approximates the fair value of the options being surrendered.

•	Ned’s Executive Staff (Section 16 officers) and the Board of Directors would not be allowed to participate in this program.

•	HP issued options converted to Agilent options at the split are not eligible for this program. HP options were issued under the HP stock option plan and if those options were cancelled, we would not be able to re-issue options from that reserve.

•	Stock options with a grant price above $25 are eligible. Options priced at $25 or below are either not underwater or are close enough to being in the money, that we feel it would send the wrong message if these were eligible for exchange. We want employees to always be working to increase shareholder value.

Program Details (con't) Elections can be made grant by grant Two-year vesting (50%-50%) Carry over existing remaining life term of options Exceptions Options granted in the six-months immediately prior to beginning of the offer, if any, must be surrendered at 1-to-1 exchange in order to participate and will retain original vesting Vesting or remaining life may be different in some countries Specific information will be available before any exchange offer is made; the program is subject to SEC review and local country regulations

•	This is not an “all or nothing” program. Employees who hold options will be able to pick and choose which options they want to exchange and which ones they want to hold.

•	The new options will typically vest over a two-year period at 50% each year. (Note to speakers giving this presentation in France, options in France will vest 100% after 4 years)

•	The existing remaining life of your original option will stay intact with the grant of the new options. For example, if the original grant date of one of your options (The Founders’ Grant) is May 17, 2000, it has an expiration date of May 16, 2010 in most countries. The new grant will have the same expiration date.

•	An exception is that any options granted in the six months immediately preceding the offer to exchange must be surrendered at 1-to-1 exchange in order to participate in the program. This is to avoid adverse accounting charges. All options that are surrendered at a 1-to-1 exchange will retain the same vesting schedule as their original option grant.

Exchange Ratios Exercise Price range Exchange ratios 100 shares replaced by New Exercise price $25.01 to $39.99 1.5 : 1 66 shares FMV will be set at grant date, which will be at least six months and one day after cancellation $40.00 to $69.99 2 : 1 50 shares FMV will be set at grant date, which will be at least six months and one day after cancellation $70.00 to $89.99 2.5 : 1 40 shares FMV will be set at grant date, which will be at least six months and one day after cancellation $90.00 and above 4 : 1 25 shares FMV will be set at grant date, which will be at least six months and one day after cancellation

•	This table shows the ratios at which your option shares will be exchanged.

•	For example, consider the Founders’ Grant. Many of you may have an option to purchase 100 shares granted on May 17, 2000 at a grant price of $80.28. If you choose to cancel these shares, you will receive one new share for every two and a half shares you turn in. So, after exchanging 100 shares you would receive an option for 40 shares at the time the new options are granted.

•	Since options that are granted at the fair market value on the date of grant have more value than options that are underwater, we must use exchange ratios to have a value-neutral exchange.

Timeline -- 2003 January 9 Proxy filed with SEC January 15 (approx.) Proxy mailing begins March 4 Annual Shareholder Meeting If approved by shareholders, Agilent can offer the program to employees. The dates of the offer would then be determined. If program is not approved by shareholders, Agilent can not go forward with the program.

•	This program was filed with the Securities and Exchange Commission January 9th.

•	The full proxy, including the proposal for this program, will be sent to shareholders beginning around the 15th of January.

•	This will give shareholders approximately two months to become familiar with the details of the proposed program and vote for or against it.

•	If the program is approved, there will be further communication to detail the next steps.

Cancellation and Delayed Regrant Timing Not Yet Determined Look-Back Period Look-Forward Period Election Period (at least 20 business days) Regrant Period Six months At least six months and one day

•	The following timeline is an example of how a standard stock option exchange program works.

•	Once the program has been approved the first date of importance is when the Tender Offer to employees begins.

•	The election period is typically 20 business days in duration.

•	If employees decide they want to participate in the program, any options granted to them in the six months immediately prior to the beginning of the Tender Offer would have to be surrendered for exchange in order to exchange any other options they might hold.

•	At the end of the election period all elections by employees would become irrevocable.

•	The day after the election period ends, all options tendered for exchange would be cancelled.

•	New options would not be granted until at least six months and one day later. The new options can be granted at any time after this time period has elapsed.

•	Agilent has suspended its normal stock option programs, except for new-hires, until after the shareholder vote. If the exchange program is approved, Agilent will resume its stock option programs after the regrant.

Next Steps After reviewing the proxy statement, employee shareholders should vote their proxy shares - Your vote as a shareholder will only help determine if Agilent is allowed to offer the program. - Your shareholder vote will not determine whether or not you choose to participate in the option exchange. Look for more information following the March 4th shareholder meeting.

•	We would encourage all employees who are shareholders to take the opportunity to exercise their right to vote their proxy shares.

•	Once the outcome of the vote is determined, there will be further communications as to whether or not Agilent is able to offer the program.

Where to get more information Agilent Stock Option Web site: http://stockoptions.corporate.agilent.com Agilent Investor Web site: http://investor.agilent.com Meidas Web site: http://meidas.hr.agilent.com Agilent’s Global Equity Department agilent_globalequity@agilent.com

•	The Agilent stock option web site has a link to the complete proposal as set forth in the proxy statement being mailed out to shareholders. You will also find Q&A’s about this program.

•	The stock option Web site will also have the documents available in several of the major languages that are spoken by Agilent employees worldwide.

•	Agilent’s investor Web site will have a complete copy of the full proxy filing that will be sent to investors.

•	You can log onto MEIDAS to see your stock option grant history.

•	If you still have questions after reading all of the materials available to you, feel free to send an e-mail to the Global Equity team. Due to strict communication guidelines as set out by the SEC, any unique or specific written responses to employees must be filed with the SEC prior to replying to the employee. We have many questions answered in the posted Q&A, (which have been filed) and will prepare more material if the program is approved and Agilent proceeds with the exchange program.

Agilent has not commenced the stock option exchange program referred to in this communication, and will not unless the proposal to amend Agilent's 1999 Stock Plan is passed at the annual meeting of stockholders in March 2003. If we implement the stock option exchange, Agilent will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by Agilent with the SEC can be obtained free of charge from the SEC's website at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement, when available, by contacting Global Equity Programs at Agilent Technologies Inc., 395 Page Mill Road, MS A3-05, Palo Alto, CA 94306.